Exhibit 99.2

Kroger & Vitacost.com Announce Merger Agreement

Talking Points for Leaders
July 2, 2014

Overview
•	Today, The Kroger Co. and Vitacost.com, a leading online retailer of healthy living products based in Boca Raton, Fla., announced an agreement to create a merger of the two companies. Kroger is one of the world’s largest grocery retailers, serving millions of customers across the country every day.

•	Vitacost.com’s talented team has extensive e-Commerce experience and a platform that includes technology and fulfillment centers serving customers in all 50 states and beyond. This partnership will accelerate the development of Kroger’s e-Commerce capability and move the company farther and faster down the path to an Omnichannel experience, where customers can shop whenever and however they want.

•	This merger will also complement Kroger’s focus on health and nutrition and help meet customers’ needs in new ways. Vitacost.com is an established online marketing, ordering and ship-to-home retailer that will help enhance and expand Kroger’s online presence.

•	At the same time, Kroger brings to Vitacost.com several strengths, including its size and leverage; its Digital strategy, teams and capabilities; and its customer insights partnership with dunnhumbyUSA. Kroger intends to build on Vitacost.com’s strong position in the online nutrition market and create exciting new levels of personalization and convenience for customers in the future.

•	In addition to offering ship-to-home e-Commerce through Vitacost.com, Kroger offers online ordering for pickup at store (“click-and-collect”) at 154 Harris Teeter stores and 1 store in King Soopers, and online ordering for delivery to homes in Denver. Vitacost.com is a proven online ship-to-home business with a superior customer experience operating on a large scale today.

•	We see opportunities to extend the reach of Kroger’s business by finding new Vitacost.com customers who appreciate complementary, health-focused brands like Simple Truth, and reaching customers in areas not currently served by Kroger supermarkets.

•	We look forward to learning much from each other in the months ahead.

Confidential

About Vitacost.com
•	Today, 829 Vitacost.com associates work at the company’s main office in Boca Raton, Fla., two distribution centers – one in Lexington, N.C., and one in Las Vegas – and a customer service center in Lexington, N.C. We are excited to welcome these associates to the Kroger team.

•	We will rely on the talented Vitacost.com leadership team to continue to run the business from its Boca Raton office. We are excited to work with these experienced leaders as partners who will each bring value to our new, combined business.

•	Vitacost.com was founded in 1994 and went public in 2009. It has grown into a top-100 online business, ranked #89 based on sales by Internet Retailer. Today, Vitacost.com reaches customers in 16 states not currently served by Kroger supermarkets.

•	As of the end of the first quarter of 2014, Vitacost.com reported approximately 2.3 million total active customers and shipped 1.5 million orders from its Vitacost.com website. The company offers more than 45,000 products to customers in all 50 states and internationally.

•	Vitacost.com is a publicly traded company (NASDAQ:VITC) and leading online retailer of healthy living products, including dietary supplements such as vitamins, minerals, herbs and other botanicals, amino acids and metabolites, as well as cosmetics, organic body and personal care products, pet products, sports nutrition and natural foods. Vitacost.com sells these products directly to consumers through its website, www.vitacost.com.

About The Kroger Co.
•	Kroger employs more than 375,000 associates who serve customers in 2,642 supermarkets and multi-department stores in 34 states and the District of Columbia under two dozen local banner names including Kroger, City Market, Dillons, Food 4 Less, Fred Meyer, Fry's, Harris Teeter, Jay C, King Soopers, QFC, Ralphs and Smith's. The company also operates 787 convenience stores, 324 fine jewelry stores, 1,261 supermarket fuel centers and 37 food processing plants in the U.S.

•	Recognized by Forbes as the most generous company in America, Kroger supports hunger relief, breast cancer awareness, the military and their families, and more than 30,000 schools and grassroots organizations. Kroger contributes food and funds equal to 200 million meals a year through more than 80 Feeding America food bank partners. A leader in supplier diversity, Kroger is a proud member of the Billion Dollar Roundtable and the U.S. Hispanic Chamber's Million Dollar Club.

Confidential

Next Steps
•	The transaction is subject to Vitacost.com stockholders tendering a majority of the outstanding Vitacost.com shares in the tender offer, certain regulatory approvals and other customary closing conditions.

•	Until the transaction closes, Kroger and Vitacost.com will remain independent companies and it will be business as usual. When appropriate, we will bring the Kroger and Vitacost.com teams together to discuss an integration plan.

•	Please remember that as we wait for regulatory approval, the Kroger and Vitacost.com teams should not contact each other or discuss the transaction.

•	We will continue to keep you informed as we know more. Please talk with your teams about this news today.

Additional Information and Where to Find It

The tender offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Vitacost.com, Inc. (the “Company”), nor is it a substitute for the tender offer materials that The Kroger Co. (“Parent”) and Vigor Acquisition Corp. (“Acquisition Sub”) will file with the Securities and Exchange Commission (“SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Parent and Acquisition Sub will file with the SEC tender offer materials on Schedule TO, and the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of the Company are urged to read these documents carefully when they become available, because they will contain important information that holders of Company securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of the Company at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Additional copies of the tender offer materials may be obtained at no charge by sending a written request to Parent at The Kroger Co., 1014 Vine Street, Cincinnati, OH 45202-1100, Attention: General Counsel.

Confidential